Multimedia Games, Inc.
206 Wild Basin Rd, Bldg B
Austin, Texas 78746

April 13, 2010

Via EDGAR Filing

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, DC  20549-3561

Re:	Multimedia Games, Inc.
Form 10-K for the fiscal year ended September 30, 2009
Filed December 14, 2009

File No. 0-28318

Dear Ms. Cvrkel:

This letter provides the response of Multimedia Games, Inc. (the “Company”) to the additional comments in your letter dated March 31, 2010 concerning the Company’s Form 10-K for the fiscal year ended September 30, 2009 filed December 14, 2009 (the “Form 10-K”).  For your convenience, we have restated your comments in full in italics and have included our response below each comment.

Notes to the Financial Statements
Note 1. Summary of Significant Accounting Policies
Property and Equipment and Leased Gaming Equipment, page 58

1.
We note your response to previous comment number 6.  We also note that you will revise your future filings to more accurately define the term “rental pool” and to more specifically define assets at customer sites as “rental pool-deployed” and those assets with the Company available for customer use as “rental pool-undeployed”.  In addition to the aforementioned revisions, please confirm that you will revise MD&A in future filings to disclose how you analyze these rental pool assets for impairment, including the nature and significant assumptions used in your analysis, and provide the amounts of rental pool assets recorded on the balance sheet.

Management will revise MD&A in future filings to disclose how we analyze our entire rental pool assets for impairment, including the nature and significant assumptions used in our analysis, as well as provide the amount of rental pool assets recorded on the balance sheet.  Such additional disclosure will take the following form:

For impairment analysis purposes, the Company’s rental pool is viewed as a fungible pool of assets; including assets in both rental pool-deployed, assets at customer sites, and rental pool-undeployed, assets with the Company available for customer use.  In order to determine whether these assets are impaired, the net book value of the rental pool was compared to an estimate of future net cash flows from all existing facilities. The primary assumption used in determining future cash flows is our estimate of future revenue.    In addition, the Company analyzes the composition of its rental pool to determine the future use of older models and related components for those models.  The impairment analysis for the fiscal year ended September 30, 2009 indicated that we had substantial cash flows to fully recover the carrying value of the entire rental pool.  As of September 30, 2009 and 2008, the balance sheet consisted of $65.0 million and $94.6 million, respectively, of rental pool assets.

Note 2. Property and Equipment and Leased Gaming Equipment, page 63

2.
We note your response to previous comment number 7, and the fact that you will separately present such material charges on the face of the income statement in future filings.  Please confirm that you will also disclose in the notes to the financial statements, the facts and circumstances leading up to material impairment charges and the method used for determining fair value.

In addition to separately presenting material charges on the face of the income statement, Management will also disclose in the notes to the consolidated financial statements the facts and circumstances leading up to material impairment charges and the method used for determining fair value.

Note 1. Summary of Significant Accounting Policies
Segment and Related Information, page 59

3.
We note your response to previous comment number 15.  As indicated in our previous comment, please expand your disclosure in  future filings to indicate why you believe your different operating divisions meet the criteria for aggregation outlined in ASC 280-10-50-11 (paragraph 17 of SFAS No. 131).  In addition, please revise your disclosure to explain in detail how your chief operating decision maker analyzes the Company’s results for purposes of making decisions about resources to be allocated and for assessing performance and why the aggregated operations have “similar economic characteristics” as required by ASC 280-10-50-11 (paragraph 17 of SFAS No. 131).  In your expanded disclosure, specifically indicate that financial information such as costs and expenses, operating income, net income and EBITDA, are not captured or analyzed for product lines or geographic areas, consistent with your response.

Management will revise future filings to expand the disclosure of segment and related information to include an explanation as to how the Company’s chief operating decision maker analyzes the Company’s operating results for purposes of making decisions about resources to be allocated and for assessing performance and why the aggregated operations have “similar economic characteristics” as required by ASC 280-10-50-11 (paragraph 17 of SFAS No. 131).  In addition, our expanded disclosure will indicate that financial information such as costs and expenses, operating income, net income and EBITDA are not captured or analyzed for product line or geographic areas.  Such additional disclosure will take the following form:

ASC 280-10-50-11, “Aggregation Criteria”, allows for the aggregation of operating segments if the segments have similar economic characteristics and if the segments are similar in each of the following areas:

1.	The nature of the products and services
2.	The nature of the production processes
3.	The type or class of customer for their products and services
4.	The methods used to distribute their products or provide their services
5.	The nature of the regulatory environment, if applicable.

The Company is engaged in the business of designing, manufacturing and distributing gaming machines, video lottery terminals and associated systems and equipment, as well as the maintenance of these machines and equipment.  Our production process is essentially the same for the entire Company and is performed via outsourced manufacturing partners, as well as in house manufacturing performed primarily at our warehouse and assembly facility in Austin, Texas.  Our customers consist of entities in the business of operating gaming, bingo or lottery facilities, and include Native American Tribes, charity bingo operators and commercial entities licensed to conduct such business in their jurisdictions.  The distribution of our products is consistent across the entire Company and is performed via an internal fleet of vehicles, as well as third party transportation companies.  The regulatory environment is similar in every jurisdiction in that gaming is regulated and our games must meet the regulatory requirements established.  In addition, the economic characteristics of each customer arrangement are similar in that we obtain revenue via a revenue share arrangement or direct sale of product or service, depending on the customer’s need.  These sources of revenue are consistent with respect to both product line and geographic area.

In addition, discrete financial information, such as costs and expenses, operating income, net income and EBITDA, are not captured or analyzed by product line or geographic area.  Our “Chief Operating Decision Maker” analyzes our product performance based on average daily play on a game level basis, which is consistent across all product lines and geographic areas.  This average daily performance data along with customer needs are the key drivers for assessing how the Company allocates resources and assesses operating performance of the Company.

Form 10-Q for the Quarter Ended December 31, 2009

Note 8. Commitments and Contingencies, page 16

4.
We note your response to previous comment 16 and 17, and that you will revise future filings to expand your discussion of the Alabama market as information becomes available, and to include details regarding the future impact on your business. Supplementally advise us and expand your disclosure to indicate, in the absence of further evidence, the reporting period in which you intend to determine whether an interim impairment analysis is warranted.  Also, please revise your disclosure in future filings to discuss management’s intentions on retrieving the equipment and how the results of the retrieval attempt will be included in any future impairment analyses’.  Your revised disclosure should be similar in level of detail to your response to our comment number 17.

Management intends to continually monitor the situation in Alabama to determine if further evidence exists that would warrant an interim impairment analysis.  At this time, our largest customer facility in the state is operating under the protection of a restraining order and the Alabama Senate has approved a constitutional amendment that would allow electronic bingo within the jurisdiction and that same constitutional amendment is currently being considered by the Alabama House of Representatives.  If successful, the constitutional amendment would be subject to a statewide referendum in November of 2010.  We therefore believe that an interim impairment analysis would be premature at this point.  However, we will re-evaluate our position as we prepare our quarterly disclosures and will indeed expand those disclosure to describe the then current status of the Alabama market, possible future impact on our business and the method used to analyze an impairment, including our intentions to retrieve the equipment and how the results of the retrieval attempt will be included in any future impairment analysis.  The additional disclosure will be in similar detail to our previous comment number 17.

In the hypothetical situation that there is an absence of further evidence with respect to a change in status of our Alabama customer’s facilities, the Company believes that it would be prudent to allow the situation to proceed for a period of at least 6 to 9 months as this situation could require court or legislative intervention.  Therefore, should further evidence not be present by September 30, 2010, it could be assumed that the closures are more than temporary and the initiation of retrieval activities and a complete impairment analysis would commence.

(NOTE: the following is included for ease of review and is verbatim our response to the previous comment number 17)  Though evidence of facility closures existed prior to filing our quarterly report on Form 10-Q as of December 31, 2009, management determined that the closure would be temporary and thus did not warrant an extensive impairment analysis.  Management does, however, address impairment by comparing the carrying value to its assets to the future cash flows expected to be provided by those assets.  This analysis is initially performed on a by-site basis.  Therefore, if further evidence suggests that the closing of the Alabama facilities is other than temporary resulting in the facilities failure to produce future cash flows for the Company, an impairment analysis would be warranted.  Management’s initial intentions would be to retrieve the equipment from the facilities and attempt to re-deploy the equipment in other markets.  The expected future cash flows from the re-deployment of the equipment would then be used to determine if the carrying value of the equipment exceeded its fair value.  To the extent that the equipment could not be retrieved, retrieved equipment could not be re-deployed or the future cash flows do not exceed the carry value of the equipment, an impairment charge will be recorded. In addition, to the extent that management believes that the note and accounts receivable balance will not be fully collected, an allowance for uncollectable accounts will also be recorded.

****

As requested, Multimedia Games, Inc. acknowledges that:

•	Multimedia Games, Inc. is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Multimedia Games, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact Adam Chibib at (512) 334-7631.

Very truly yours,

/s/ Patrick Ramsey

Patrick Ramsey
Interim President and Chief Executive Officer

/s/ Adam Chibib

Adam Chibib
Chief Financial Officer

cc:	Uri Clinton, General Counsel and Corporate Secretary of Multimedia Games, Inc.
Paul E. Hurdlow, DLA Piper US LLP
Kevin Hubbard, BDO Seidman, LLP

5